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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                 (Check One) [ X ] Form 10-K [ ] Form 20-F [ ]
                     Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                       For Period Ended: December 31, 1998
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: ______________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                    KTI, Inc.
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

                               7000 Boulevard East
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                          Guttenberg, New Jersey 07093
________________________________________________________________________________
City, State and Zip Code
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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K within the prescribed period due to delays in the completion of the Form 10-K caused by the proposed merger of the Registrant with Casella Waste Systems, Inc. which was announced on January 12, 1999. This merger delayed the start of the Registrant's audit by four weeks and interfered with the normal closing process for the Registrant as management of the Registrant was involved in the preparation of SEC filings related to the merger. In addition, the Registrant completed several significant transactions in the last four months of the year which increased the complexity of the closing process.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Brian Hoffmann, Esq.          212               504-6383
         ______________________________________________________________
               (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           [ X ] Yes        [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ X ] Yes        [   ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made (all figures in thousands).

                  For the year ended December 31, 1998, the financial statements of the registrant will reflect several differences as compared to the financial statements for the year ended December 31, 1997, including a net income of $6,718 as compared to a net income of $8,092 for the year ended December 31, 1997, an increase in total revenues of $96,820 and an increase in total costs of operations and selling, general and administrative expenses of $89,163 as compared to 1997.
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                                   SIGNATURES

         KTI, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                           KTI, INC.

Date:  March 31, 1999                  By:  /s/ Ross Pirasteh
                                           -------------------------------------
                                           Name:    Ross Pirasteh
                                           Title:   Chairman of the Board,
                                                    and Chief Executive Officer

                                       By:  /s/ Brian J. Noonan
                                           -------------------------------------
                                           Name:    Brian J. Noonan
                                           Title:   Chief Financial Officer